Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the three and six month periods ended December 31, 2012

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the three and six month period ended December 31, 2012 compared to the three and six month period ended December 31, 2011 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached unaudited condensed consolidated interim financial statements and have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Cautionary Note Regarding Forward Looking Statements” and “Risks and Uncertainties” sections of this MD&A.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This MD&A is dated February 11, 2013.

Introduction

Kimber’s strategy is to excel as an exploration and development company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber’s principal asset is the Monterde project, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project towards a production decision.

An independent updated Preliminary Economic Assessment for Monterde, prepared in accordance with the reporting requirements of National Instrument 43-101, was filed on SEDAR on July 25, 2011 and was filed on EDGAR on July 28, 2011. An updated resource estimate for the Carmen deposit was announced on October 24, 2012 and filed on SEDAR on December 13, 2012 and on EDGAR on December 14, 2012. This report recommended that the Monterde project be advanced to the pre-feasibility stage and that further exploration to expand the gold and silver resources be considered.

The condensed consolidated interim financial statements for the three and six months ended December 31, 2012 and 2011 are prepared on a going-concern basis, which assumes Kimber will continue operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of debt or securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned. On January 24, 2013 Kimber drew down the remaining $2 million of the bridge loan facility with Sprott Resource Lending Partnership (“SRLP”) as disclosed below.

Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain a profitable level of operations. Kimber has incurred losses since inception, has an accumulated deficit of $28,243,379 as at December 31, 2012 and incurred a net loss for the six months ended December 31, 2012 of $1,650,504. These conditions may raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The condensed consolidated interim financial statements for the three and six months ended December 31, 2012 and 2011 do not include any adjustments to the carrying value of assets and liabilities, and changes to statements of financial position classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE MKT under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Three months ended December 31, 2012

Kimber’s net loss and comprehensive loss for the three months ended December 31, 2012 was $852,384 or $0.01 per common share compared with a net loss and comprehensive loss of $843,543 or $0.01 loss per share for the three months ended December 31, 2011.

During the three months ended December 31, 2012 Kimber incurred exploration and evaluation expenditures of $1,134,580 on its mineral properties which have been capitalized. Exploration and evaluation activity during the three months ended December 31, 2012 was on the Monterde project. This compares to exploration and evaluation expenditures of $3,047,040 which were also capitalized during the three months ended December 31, 2011.

Exploration and evaluation expenditures on the Monterde project decreased in the three months ended December 31, 2012 compared to the three months ended December 31, 2011. Exploration and evaluation expenditures for the three months ended December 31, 2012 were focused on technical studies to advance the Monterde project including the completion of an updated mineral resource estimate for the Carmen deposit. Exploration and evaluation expenditures for the three months ended December 31, 2011 included a drilling program designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes.

A summary of mineral interests for the current and comparable period is included in the table below:

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2012	2011
Mineral interests
Property acquisition and taxes	$-	$-
Exploration and evaluation	1,134,580	3,047,040
Total expenditures	$1,134,580	$3,047,040

Monterde expenditures
Assays	$73,781	$455,539
Drilling	-	1,594,021
Engineering	269,818	86,707
Environmental study	100,312	51,664
Field Office	152,144	222,331
Geological, geophysical	210,848	313,447
Metallurgy	45,346	68,539
Supplies	63,259	104,704
Travel and accommodation	80,679	37,847
Other categories	138,393	112,241
Total Monterde expenditures	$1,134,580	$3,047,040

Monterde expenditures

Kimber did not undertake any drilling during the three months ended December 31, 2012. Detailed mapping and sampling of the underground workings that cut through the Carmen deposit was announced on September 27, 2012. Assay costs of $73,781 were incurred relating to these underground samples.

Engineering costs were $269,818 for the three months ended December 31, 2012 compared to $86,707 for the three months ended December 31, 2011. Additional technical projects to advance the Monterde project were undertaken during the quarter ended December 31, 2012. This included the completion of an updated mineral resource estimate for the Carmen Deposit, a NI 43-101compliant Technical Report.

Environmental study costs were $100,312 for the three months ended December 31, 2012 compared to $51,664 for the three months ended December 31, 2011. Increased environmental study costs during the three months ended December 31, 2012 were due to environmental baseline studies and reports, preliminary work on the project’s operational environmental impact study and permit costs required for planned future exploration and development programs as Kimber continued to advance the Monterde project.

Administration costs

Salary and benefit expenses include share based compensation charges. Salary and benefit expenses were $300,827 during the three months ended December 31, 2012 compared to $406,177 for the three months ended December 31, 2011.

  Salary and benefits expenses net of share based compensation charges were $246,864 for the three months ended December 31, 2012 compared to $278,693 for the three months ended December 31, 2011. Costs for the three months ended December 31, 2011 included a management bonus for 2011. No amount has been accrued for the 2012 bonus at this time.

  Non-cash share based compensation charges were $53,963 for the three months ended December 31, 2012 compared to $127,484 for the three months ended December 31, 2011.
  Current period charges were lower due to the reversal of charges for unvested options that expired during the three months ended December 31, 2012.

Legal, consulting and audit costs were $121,612 for the three months ended December 31, 2012 compared to $119,097 in the comparative period. Costs were comparable between periods and include ongoing legal, accounting, audit costs and general advisory costs.

Investor relations and shareholder communications expenses were $71,352 for the three months ended December 31, 2012 compared to $62,815 for the three months ended December 31, 2011. The increase in costs is attributable to the attendance at two new conferences during the quarter ended December 31, 2012.

Office, insurance and miscellaneous expenses were $74,451 for the three months ended December 31, 2012 compared to $50,617 for the three months ended December 31, 2011. The increase in costs is primarily attributable to an increase in costs to upgrade and maintain the Company’s computer systems and software.

Transfer and filing fees were $38,895 for the three months ended December 31, 2012 compared to $27,200 for the three months ended December 31, 2011. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the Toronto and NYSE MKT stock exchanges. The increase for the three months ended December 31, 21012 was primarily attributable to an increase in fees paid to the transfer agent for filing and regulatory services.

Finance expenses were $175,220 for the three months ended December 31, 2012 compared to $525 for the three months ended December 31, 2011. Kimber obtained a $5 million credit facility from Sprott Resource Lending Partnership (“SRLP”) as noted below under ‘Financings” of which $3 million has been drawn down. The financing expenses for the three months ended December 31, 2012 included interest of $90,740, amortization of deferred finance costs of $72,469 and other costs of $12,011.

General exploration costs were $2,395 for the three months ended December 31, 2012 compared to $14,473 for the three months ended December 31, 2011. These costs include expenditures incurred on the Pericones and Setago properties during both periods.

Kimber recorded a loss from foreign exchange of $263 during the three months ended December 31, 2012 compared to a loss of $100,481 in the three months ended December 31, 2011. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar. During the three months ended December 31, 2012 the exchange rate between the Canadian dollar and the Mexican peso and United Stated dollar has remained stable.

Six months ended December 31, 2012

Kimber’s net loss and comprehensive loss for the six months ended December 31, 2012 was $1,650,504 or $0.02 per common share compared with a net loss and comprehensive loss of $1,601,730 or $0.02 loss per share for the three months ended December 31, 2011.

During the six months ended December 31, 2012, Kimber incurred expenditures of $2,125,551 on its mineral properties which have been capitalized, $111,604 for property acquisition and tax payments and exploration and evaluation expenditures of $2,013,947. Exploration and evaluation activity during the six months ended December 31, 2012 was on the Monterde project.

This compares to expenditures during the six months ended December 31, 2011 of $6,636,367 on its mineral properties; $55,218 for property acquisition payments and exploration and evaluation expenditures of $6,581,149.

Exploration and evaluation expenditures on the Monterde project decreased in the six months ended December 31, 2012 compared to the three months ended December 31, 2011 due to a drilling program which started in January 2011 and resulted in drilling costs of $3,605,361 in the six months ended December 31, 2011, together with related assay, geological and other costs which were not repeated in the current year.

A summary of mineral interests for the current and comparable period is included in the table below:

	Six months	Six months
	ended	ended
	December 31,	December 31,
	2012	2011
Mineral interests
Property acquisition and taxes	$111,604	$55,218
Exploration and evaluation	2,013,947	6,581,149
Total expenditures	$2,125,551	$6,636,367

Monterde expenditures
Assays	$74,356	$905,585
Drilling	-	3,605,361
Engineering	397,730	401,770
Environmental study	203,989	75,128
Field Office	271,837	382,747
Geological, geophysical	404,011	529,573
Metallurgy	84,221	120,998
Supplies	133,342	202,808
Travel and accommodation	158,763	80,093
Other categories	285,698	277,086
Total Monterde expenditures	$2,013,947	$6,581,149

Summary of Quarterly Results March 31, 2011 to December 31, 2012

(In accordance with IFRS)

	Q2	Q1	Q4	Q3
	Dec 31/12	Sep30/12	Jun30/12	Mar31/12
Interest income	8,401	$4,414	$6,214	$9,751
Net loss and comprehensive loss	$(852,384)	$(798,120)	$(967,570)	$(987,341)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q2	Q1	Q4	Q3
	Dec 31/11	Sep30/11	Jun30/11	Mar31/11
Interest income	$17,693	$30,262	$15,883	$18,980
Net loss and comprehensive loss	$(843,543)	$(758,187)	$(790,470)	$(893,431)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in expenditures are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments classified as cash and cash equivalents. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At December 31, 2012, Kimber had a working capital deficiency of $966,173, (June 30, 2012; surplus $2,420,521). The change in working capital for the six months ended December 31, 2012 is primarily the result of an increase in cash to $1,897,992 (June 30, 2012; $1,546,363), a decrease in trade and other receivables to $444,998 from $1,417,756 offset by an increase in current liabilities including debt financing with SRLP of $2,830,558.

Cash Flows

Kimber has generated cash inflows from selling its shares either through financings, debt issuance, or the exercise of outstanding stock options and warrants. There is a risk that future financings will not be possible and that options and warrants may not be exercised if Kimber’s share price falls below the exercise price. During the six months ended December 31, 2012 Kimber incurred debt financing with SRLP as disclosed in the “Financing” section below.

Trade and other receivables were $444,998 at December 31, 2012 compared to $1,417,756 at June 30, 2012. The decrease was due to the receipt of IVA refunds totalling $1,153,616 during the six months ended December 31, 2012. As at December 31, 2012, all trade and other receivables are aged within one year. At the date of this MD&A, management believes that the full amount of the IVA outstanding is recoverable.

Prepaid expenses were $55,510 at December 31, 2012 compared to $279,229 at June 30, 2012. The decrease was due primarily to the elimination of prepaid insurance fees. Insurance fees are currently being paid on a monthly basis. Prepaid expenses also include amounts for annual stock exchange listing fees and annual software licensing fees.

Kimber made equipment purchases of $27,800 during the six months ended December 31, 2012 compared to $84,243 for the six months ended December 31, 2011. The main components of the current additions were for camp equipment of $14,367 and computer equipment of $10,802.

Property acquisition costs of $111,604 were incurred for semi-annual concession taxes during the six months ended December 31, 2012. For the six months ended December 31, 2011 property acquisition costs totaled $55,218. The increase in concession taxes was due to increases in the concessions rates.

Kimber received proceeds of $3,000,000 under a loan credit facility as described below under financings.

Financings

On July 18, 2012, Kimber announced that it had entered into a $5 million bridge loan credit facility with Sprott Resources Lending Partnership (“ SRLP”). The facility is at an interest rate of 12% per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which can be made thereafter. The term of the facility is one year, which may be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3%.There were transaction costs of $302,380 associated with the credit facility of which $180,000 was paid through the issuance of a share bonus payment. On September 10, 2012, 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

On January 24, 2013, Kimber drew down the remaining $2 million of the bridge loan facility with SRLP. In consideration of this drawdown Kimber was obligated to make a share bonus payment of $120,000 being 6% of the advance. On January 28, 2013, 227,250 shares were issued to SRLP in respect of the share bonus payment.

The table below describes how the proceeds have been used to date (other than working capital), against how the proceeds were expected to be used as disclosed in the press release dated July 18, 2012:

	As per press release[1]	Incurred to date
Exploration and development at the Monterde Project, including a pre-feasibility study and continued drilling	Amount not specified	$1,100,000
1A breakdown between this category of expenses and working capital expenses was not specified in the press release.

On July 26, 2011, Kimber announced that it had closed a bought deal private placement of 5,060,000 common shares that were issued at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds.

The table below describes how the proceeds have been used to date (other than working capital), against how the proceeds were expected to be used as disclosed in the press release dated July 26, 2011:

	As per press release[1]	Incurred to date
Exploration and development at the Monterde Project, including a pre-feasibility study and continued drilling	Amount not specified	$5,200,000
1A breakdown between this category of expenses and working capital expenses was not specified in the press release.

During the six months ended December 31, 2012, no stock options were exercised (December 31, 2011; $71,456) and no warrants were exercised (December 31, 2011; $6,750).

Contractual Obligations

Kimber has a short-term loan with SRLP. Kimber is obligated to pay monthly interest payments at an interest rate of 12% per annum. The term of the loan is one year with the option to extend for an additional six months subject to the facility being in good standing, and the payment of an extension fee in the amount of 3% of the amount drawn down. At the date of this MD&A the total principal due at the end of the one year term on June 29, 2013 is $5 million. Kimber may extend this loan facility. Kimber intends to repay this loan by raising additional funds prior to the end of the loan term.

Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires on April 30, 2013. Kimber is obligated to make basic rent payments under its operating lease in the four months ended April 30, 2013 totalling $41,490. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at February 1, 2013 Kimber had cash and cash equivalents totaling approximately $3,200,000.

Management reviews cash expenditures on an ongoing basis, and is seeking to obtain additional financing

There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. Current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned. As noted in the “Financing” section above Kimber has obtained a $5 million loan facility with SRLP.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the period.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at December 31, 2012, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource.

Monterde – Carotare
The Carotare zone of mineralization is located two kilometres west of the Carmen Deposit.

Monterde – Preliminary Economic Assessment
An updated Preliminary Economic Assessment prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011.

Monterde – Carmen - Updated Resource Estimate.
An updated resource estimate for the Carmen deposit was announced on October 24, 2012.

Kimber holds mineral rights to the Pericones property in the State of Mexico, Mexico and holds mineral rights to the Setago property in the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

Pericones
Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. The 100% owned Pericones property covers 11,890 hectares.

Setago
The 100% owned Setago Property, which consists of three concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of David Hembree, Professional Registered Geologist, Vice President Exploration of Kimber, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings are held and first aid instruction is provided. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the three months ended December 31, 2012.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Capital Management

The capital structure of Kimber consists of a short term loan and equity attributable to common shareholders comprising share capital, share option reserve, warrant reserve and deficit. Total capital as at December 31, 2012 was $60,695,537 (June 30, 2012; $61,985,816). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain and enhance investor, creditor and market confidence to sustain future development of the business, and to provide returns to shareholders and benefits for other stakeholders.

Fair value of Financial Instruments

Kimber has designated its cash and cash equivalents as loans and receivables. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Financial Risk Exposure and Risk Management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the statement of financial position date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its trade and other receivables.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	4-12 months	Total
At December 31, 2012
Trade and other payables	$347,886	$186,229	$0	$534,115
Short term loan	$0	$0	$3,000,000	$3,000,000

At June 30, 2012
Trade and other payables	$534,554	$288,273	$0	$822,827

Kimber intends to raise additional funds through various funding options in order to repay these amounts.

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and evaluation and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber’s monetary assets are held in Canadian dollars, United States dollars and Mexican pesos. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

Three months ended December 31,
	2012	2011
Change in Net Loss
United States dollars	$396	$17,662
Mexican pesos	$14,066	$77,866

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at December 31, 2012.

Critical accounting policies and estimates

A discussion of Kimber’s significant accounting policies is contained in Note 3 to the audited consolidated financial statements for the year ended June 30, 2012.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to share-based compensation, impairment of mineral interests, recoverability of trade and other receivables, valuation of deferred income tax amounts and amortization. Actual results could differ from those estimates.

Accounting for Mineral Interests

Mineral interest acquisition costs, exploration, evaluation and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the interests. Management’s assessment of the mineral interest’s fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the interests under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Internal Control over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the US Securities Exchange Act of 1934.

Kimber’s ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Kimber’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kimber’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, due to fraud or collusion or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2012, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Kimber’s financial statements prepared in accordance with IFRS. Kimber’s management designed ICFR using the Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At December 31, 2012, management evaluated the effectiveness of the Company’s ICFR and concluded that such ICFR was effective and there were no material weaknesses or changes identified by management that have materially affected, or are reasonably likely to materially effect, the Company’s ICFR.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining for Kimber disclosure controls and procedures (“DC&P”) as those terms are defined in National Instrument 52-109 Certification of Disclosures in the Issuer’s Annual and Interim Filings and as defined in the US Securities Exchange Act of 1934.

As at December 31, 2012, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, DC&P to provide reasonable assurance that material information relating to Kimber is made known to them by others and that information required to be disclosed by the issuer under their supervision in its annual filings, interim filings and other reports filed or submitted by Kimber under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation.

Outstanding Share Data

Kimber has one class of shares at December 31, 2012 and at February 11, 2013. At December 31, 2012 Kimber had 82,745,626 shares issued and 87,517,141 outstanding on a fully diluted basis. At February 11, 2013, Kimber had 82,972,876 shares issued and 88,446,891 outstanding on a fully diluted basis.

Kimber has a stock option plan and at December 31, 2012 there were 4,771,515 options to purchase shares outstanding. Of the 4,771,515 options to purchase shares granted to employees, directors and consultants, options to purchase 4,126,515 shares had vested.

Kimber had no warrants to purchase shares outstanding as at December 31, 2012. On December 23, 2012, 4,528,750 warrants with an exercise price of $1.80 expired, and 544,050 warrants with an exercise price of $1.40 expired.

Cautionary Note Regarding Forward Looking Statements
Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business, and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements reflect Kimber's current views with respect to future events and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kimber, are inherently subject to significant known and unknown risks and uncertainties which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. In making the forward-looking statements in this MD&A, Kimber has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  market fundamentals will result in reasonable demand and prices for gold and silver;

  Kimber will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

  the advice Kimber has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

  the advice Kimber has received from its consultants and advisors relating to the capital costs of placing the Monterde project into commercial production, the operating costs and production rates for the Monterde project and the applicable taxes are reasonable and appropriate; and

  financing will be available on reasonable terms in the future.

There can be no assurance that any of these assumptions will prove to be correct.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in Kimber's current Form 20-F filed on SEDAR and EDGAR and available on Kimber's website. Although Kimber has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. Forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Forward-looking statements in this MD&A are made as of the date hereof, and Kimber does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Risk and Uncertainties

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to the annual consolidated financial statements and in the Form 20-F.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United

States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete, but not exhaustive, list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F (our Annual Information Form), along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.

  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

  Exploration activities are subject to geologic uncertainty and inherent variability.

  The quantification of mineral resources is based on estimates and is subject to great uncertainty.

  The current events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.

  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

  Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.

  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

  If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.

  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

  Future sales of Kimber’s common shares into the public market by holders of Kimber options and warrants may lower the market price, which may result in losses to Kimber’s shareholders.

  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.